**BAKER & McKENZIE**

貝克・麥堅時律師事務所


**Baker & McKenzie**
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com




[redacted]

06015579

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 28 2006
WASH, D.C. 199

July 27, 2006

**Our ref:** 32002208-000003
**By Hand**

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

**SUPPL**

Mail stop 0405-Attention to Susan Min (202)-9421951

Ladies and Gentlemen,

**Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)**

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated July 11, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li / Joyce Yip

Encl.

PROCESSED
AUG 02 2006
THOMSON FINANCIAL

dw 7/31

## Annex 1

### A List of Documents Made Public in connection with the Listing since our last submission dated on July 11, 2006:

1. Long-term COA with Sinopec, released on July 21, 2006, in English and in Chinese.

# CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
# 中海發展股份有限公司

*(a joint stock limited company incorporated in the People's Republic of China with limited liability)*
**(Stock code: 1138)**

## Long-term COA with Sinopec

The Board of Directors of the Company is pleased to announce that the Company has signed the Long-term COA with Sinopec on 20th July 2006 in Beijing regarding import of crude oil into the PRC.

**Introduction**

The Board of Directors of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the Company has signed a long-term contract of affreightment (the "**Long-term COA**") with China Petroleum & Chemical Corporation ("**Sinopec**") on 20th July 2006 in Beijing regarding import of crude oil into the PRC.

**Counterparty to the Long-term COA**

The registered address and place of business of Sinopec is at 6A Huixindong Street, Chaoyang District, Beijing, the People's Republic of China (the "**PRC**"). The principal operations of Sinopec include exploring, developing, producing and trading crude oil and natural gas; processing crude oil into refined oil products, production of oil products and trading, transporting, distribution and marketing refined oil products; producing, distributing and trading petrochemical products. Sinopec is the second largest producer of crude oil and natural gas in the PRC.

**Contractual Terms**

The term of the Long-term COA is for a period of ten years from 1 July 2006 until 30 June 2016.

During the term of the Long-term COA, Sinopec is responsible for providing crude oil cargo for shipment based on the Company's transportation capacity. The shipment volume will start from 3.5 million to 4.5 million metric tonnes in the 2006/2007 year to be increased to 10 million to 12 million metric tonnes in the year of 2010. On the basis that there is growth in the crude oil imported by Sinopec and growth of the Company's transportation capacity, Sinopec will increase its shipment volume by 1 million to 2 million metric tonnes for each very large crude oil carrier ("**VLCC**") acquired by the Company.

The Long-term COA also contains a mechanism for establishing the contractual freight for each shipment so as to limit fluctuation in market freight.

**Impact on the Company**

The entering into the Long-term COA reinforces the amicable cooperation between Sinopec and the Company and further develops on this relationship. It also signifies the Company's plan to establish a world class fleet of oil tankers. The Long-term COA will protect the Company against risks associated with market freight fluctuation and secure a steady supply of crude oil cargo shipment on a long term basis.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company's A shares are listed on the Shanghai Stock Exchange, and it has made an announcement similar to this announcement at the Shanghai Stock Exchange.

By order of the Board
**China Shipping Development Company Limited**
**Yao Qiaohong**
*Company secretary*

20 July 2006
Shanghai, the PRC

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia, and Mr. Wang Kunhe as executive directors, Mr. Yao Zuozhi as non-executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

A52 經濟日報 21 JUL 2006



# 中海發展股份有限公司
# CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
(於中華人民共和國註冊成立的股份有限公司)
(股份代號：1138)

## 簽署長期運輸協定

本公司董事會欣然公佈，於2006年7月20日，本公司與中國石化於北京簽署中國進口原油長期運輸協定。

**概述**

中海發展股份有限公司(「本公司」)之董事會欣然公佈，於2006年7月20日，本公司與中國石油化工股份有限公司(「中國石化」)於北京簽署中國進口原油長期運輸協定。

**合同方介紹**

中國石化之註冊和辦公地址在中華人民共和國(「中國」)北京市朝陽區惠新東街甲六號，主要從事石油和天然氣的勘探、開發、生產和貿易；石油的加工、石油產品的生產、石油產品的貿易及運輸、分銷和營銷；石化產品的生產、分銷和貿易等，是中國第二大石油和天然氣生產商。

**合同主要內容**

協定有效期自2006年7月1日起至2016年6月30日止，為期共10年。

於協定有效期內，中國石化根據本公司擁有的自有運力提供進口原油，其數量自2006-2007年的350-450萬噸，增至2010年的1000-1200萬噸。在中國石化進口石油運輸量增長和本公司運力發展均允許的情況下，本公司每增加一艘VLCC(超大型油輪)，中國石化相應增加合同量100-200萬噸。

協定同時確定了於有效期內限定市場運價波動的調節機制。

**合同對本公司的影響**

此次簽署長期運輸協定將繼續鞏固中國石化和本公司業已建立的友好合作關係，並使之得到進一步發展，同時標誌著本公司在建設世界級油輪船隊，規避VLCC運輸市場運價大幅波動的風險，及獲得長期穩定貨源等方面取得了實質性進展。

本公告乃遵照香港聯合交易所有限公司證券上市規則(「上市規則」)第13.09(2)條之即時發放資料規定而作出。本公司之A股在上海證券交易所上市，本公司已於上海證券交易所作出類似本公告之公告。

承董事會命
**中海發展股份有限公司**
公司秘書
姚巧紅

2006年7月20日
中國上海

* 於刊登本公告日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、張國發先生、茅士家先生、王瑞和先生，非執行董事姚作芝先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周佔群先生所組成。